Nicholas-Applegate Equity & Convertible Income Fund                                                                                                                       Annual Shareholder Meeting Results
July 31, 2009 (unaudited)

The Fund held their joint annual meeting of shareholders on July 14, 2009.

Shareholders of Nicholas-Applegate Equity & Convertible Income voted to re-elect Paul Belica, John C. Maney and Diana L. Taylor as Trustees as indicated below.
	Affirmative	Withheld Authority
Election of Paul Belica – Class III to serve until 2010	20,387,674	429,724
Election of John C. Maney  Class II to serve until 2012	20,388,136	429,262
Election of Diana L. Taylor*  Class II to serve until 2012	20,339,002	478,396

Robert E. Connor, Hans W. Kertess, William B. Ogden IV and R. Peter Sullivan III, continue to serve as Trustees.

* Diane Taylor resigned as Trustee of the Funds on September 10, 2009.